

July 15, 2011

Via Facsimile
Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street N.E., Suite 1800
Atlanta, Georgia 30309

> **RE: Invesco Ltd.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed April 29, 2011**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed your response letter dated June 30, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

19. Commitments and Contingencies, page 129

Legal Contingencies, page 130

1. We have read your response to comment four from our letter dated May 17, 2011. While we understand that the nature of litigation makes it difficult to predict with certainty the eventual outcome of a case or claim, ASC 450-20-50 does require disclosure of an estimated range of reasonably possible losses for legal contingencies where it is possible

to make such an estimate. In future filings, please expand your disclosures in a similar manner to your response to state, if true, that it is not possible to estimate the range of reasonably possible losses as it relates to your legal contingencies.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief